Exhibit 2.1

AMENDMENT NO. 1 TO MERGER AGREEMENT

          THIS AMENDMENT NO. 1 TO MERGER AGREEMENT (this “Amendment”), dated as of May __, 2008 and effective as of February 29, 2008, by and among MONARCH INVESTMENT PROPERTIES, INC., a Nevada corporation (the “Company”), and ALL AMERICAN HOME PRODUCTS, LLC, a Florida limited liability company (“AAHP”).

          WHEREAS, the Company and AAHP entered into an Agreement and Plan of Merger Agreement (the “Agreement”), dated as of December 18, 2007, pursuant to which AAHP is to be merged with and into the Company with the Company as the surviving entity.

          WHEREAS, the Company and AAHP wish to amend certain provisions of the Agreement as set forth herein;

          NOW, THEREFORE, for and in consideration of the mutual promises and covenants other agreements contained in this Amendment the Company and AAHP hereby agree to amend the Agreement as follows:

          1.          Defined Terms; Conflicting Documents. All capitalized terms used but not defined herein shall have the meaning set forth in the Agreement. In the event of any conflict between the Agreement and this Amendment, this Amendment shall prevail and govern.

          2.          Amendment to Section 2.1: Conversion of Membership Interests. The first sentence of subsection (a) of Section 2.1 of the Agreement is deleted in its entirety and replaced with the following new first sentence:

“(a)      Each unit of outstanding membership interest of AAHP (the “Membership Interests”) shall be converted into and become one (1) fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation (the “Company Common Stock”).”

          3.          Amendment to Section 7.1: Termination. Section 7.1(b) of the Merger Agreement is hereby deleted in its entirety and replaced with the following new Section 7.1(b) and a new Section 7.1(c) is added immediately thereafter with each of the original Sections 7.1(c-e) being renumbered accordingly as Sections 7.1(d-f), respectively:

“(b)      by the Company only, if the Closing has not occurred prior to the close of business on or before the day that is thirty (30) days after the Company has filed its definitive Information Statement with the SEC; provided that upon termination of this Agreement pursuant to this Section 7.1(b) AAHP shall be obligated to pay all costs incurred by the Company relating to the proposed Merger, either direct or indirect, and including but not limited to the obligation of AAHP to assume and pay the liabilities described in Section 1.7 above, which payment shall be due on or before the day that is thirty (30) days after the Agreement is so terminated by the Company; provided further, that, AAHP hereby waives any rights it may have against the Company by way of counterclaim, setoff or otherwise;

(c)        by AAHP only in the event of a material breach of the obligations of the Company contained herein;”

          4.          Amendment to Section 7.2: Effect of Termination. Section 7.2 of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“In the event of the termination of this Agreement by either the Company or AAHP pursuant to Section 7.1, (i) this Agreement shall forthwith become void and have no further force or effect, and (ii) there shall be no further liability under this Agreement on the part of AAHP or the Company, other than pursuant to the provisions of Section 5.6, Section 5.7, this Section 7.2 and Section 7.3; provided that in the event the Company terminates this Agreement pursuant to the terms set forth in Section 7.1, AAHP shall be responsible for all costs of collection incurred by the Company in collecting of balances due, including but not limited to the Company’s attorneys fees; provided further, that if AAHP fails to pay the obligations described herein, interest shall accrue on all unpaid balances at the rate of 18% per annum.”

          5.          Consideration. As consideration for agreeing to enter into this Amendment, AAHP has agreed to pay the Company, in the aggregate, the sum of One Hundred Thousand Dollars and 00/100 ($100,000.00) which sum shall be a credit against the amount AAHP shall be required to pay in accordance with its obligations set forth in Section 1.7 of the Merger Agreement, of which it is acknowledged that Ten Thousand Dollars and 00/100 ($10,000.00) was received by the Company on or before May 9, 2008, and of which Forty Thousand Dollars and 00/100 ($40,000.00) shall be due on or before May 27, 2008 and the remaining Fifty Thousand Dollars and 00/100 ($50,000.00) shall be due on or before June 30, 2008. Failure of AAHP to tender this additional payment in a timely manner shall result in termination of the Merger Agreement without notice, and in the event of such termination, AAHP shall be obligated to make the payments described in Section 7.2 as if the Agreement had been terminated by the Company. The provisions of this Paragraph 5 shall be deemed to supersede any and all notice and cure provisions included in the Agreement, including but not limited to the provisions included in Section 7.1(e) (as renumbered in accordance with Paragraph 4 of this Amendment) of the Agreement.

          6.          Waiver of Certain Covenants. The Company hereby waives the restrictions placed on AAHP as set forth in Section 5.1(b) of the Agreement relating to its securities.

          7.          Reaffirmation of Section 1.7: Assumption of Liabilities. AAHP hereby reaffirms its obligations under Section 1.7 of the Merger Agreement and the Company hereby agrees to make available to AAHP a detailed accounting of such liabilities for review by AAHP’s representatives at the Company’s offices during reasonable business hours, which review shall occur on or before June 18, 2008. Additionally, in the event AAHP fails to advise the Company, in writing, of any objection to such liabilities on or before June 25, 2008, AAHP shall be deemed to have waived any objection(s) it may have and the obligation of AAHP to pay these liabilities shall become absolute.

          8.          Ratification. Except as specifically herein amended and modified, all terms and conditions of the Agreement remain unchanged and in full force and effect.

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SIGNATURE PAGE TO AMENDMENT NO. 1 TO MERGER AGREEMENT

          Please acknowledge your acceptance of the foregoing Amendment by signing and returning a copy to the undersigned whereupon it shall become a binding agreement between us.

MONARCH INVESTMENT PROPERTIES, INC.

By:	/s/ DAVID MILLER

Name: David Miller
Title: President

ALL AMERICAN HOME PRODUCTS, LLC

By:	/s/ RICHARD STEIN

Name: Richard Stein
Title: President